UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No. _______ )*

                       Spreckels Industries, Inc.
                            (Name of Issuer)

                  Class A Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                               849416201
                            (CUSIP Number)

              Mitchell Tanzman, Oppenheimer & Co., Inc.
       200 Liberty Street, New York, New York 10281 (212) 667-6607 (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                              May 9, 1996
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) ; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 12 Pages
PAGE

______________________________________________________________
                       13D

CUSIP NO. 849416201                     PAGE 2 OF 12 PAGES
______________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPPENHEIMER & CO, INC. I.R.S. NO. 13-2798343
______________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                      (b)  X
______________________________________________________________
3    SEC USE ONLY
______________________________________________________________
4    SOURCE OF FUNDS
     WC; OO (See Item 3)
______________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(c) OR 2(e)                        X
____________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
______________________________________________________________
NUMBER OF      7   SOLE VOTING POWER

SHARE              459,920
               _______________________________________________
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY           0
               _______________________________________________
EACH           9   SOLE DISPOSITIVE POWER

REPORTING          459,920
               _______________________________________________
PERSON         10  SHARED DISPOSITIVE POWER

WITH               0
______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                   459,920
______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.7%
______________________________________________________________
12   TYPE OF REPORTING PERSON
     BD, CO
______________________________________________________________
PAGE

SCHEDULE 13D

Item 1:   Security and Issuer
     (a)  Title and Class: Class A Common Stock, $.01 par value (the
          "Shares")
     (b) Name and Address: Spreckels Industries, Inc.(the "Company"), Morrocroft Centre, 6805 Morrison Boulevard, Suite 450,
          Charlotte, North Carolina 28211

Item 2:   Identity and Background

     Oppenheimer and Co., Inc. ("Oppenheimer") is a diversified financial services firm which is engaged in securities, options and commodities, brokerage, trading, arbitrage, investment banking and other related financial services. The address of the principal office of Oppenheimer is 200 Liberty Street, New York, New York 10281. Except as set forth on Exhibit 1, Oppenheimer, nor to the best knowledge of Oppenheimer, any of the persons named in Exhibit
     2 during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Oppenheimer is an indirect, controlled subsidiary of Oppenheimer Group, Inc.("OGI"). This Schedule 13D is being filed by Oppenheimer on behalf of 1) a proprietary arbitrage account of Oppenheimer holding Shares; 2) an arbitrage limited partnership holding Shares ("Oppenheimer Arbitrage Partners"), of which Oppenheimer and Opco Partners Inc. ("OPI") are the sole general partners of the limited partnership which is the general partner; 3) an offshore fund managed by Oppenheimer and owned by non-United States persons ("Oppenheimer Arbitrage International Ltd."), 4) an offshore fund managed by Oppenheimer and owned by non-United States persons ("Oppenheimer U.S. Arbitrage, Ltd.") and 5) a separately managed account over which Oppenheimer exercises discretion. This Schedule 13D only relates to the Shares beneficially owned by Oppenheimer in connection with its arbitrage activities and does not include any other holdings of Shares by Oppenheimer. Management of the affairs of Oppenheimer, including decisions respecting disposition and/or voting of the Shares resides in the officers and directors of Oppenheimer and is not directed by OGI or any intermediary Company in the chain ownership between Oppenheimer and OGI. Accordingly, the filing of this Schedule 13D by Oppenheimer is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by OGI or any such intermediary Company of the Shares, such beneficial ownership or attribution of shared voting or dispositive power being disclaimed. Information about the executive officers and directors of Oppenheimer is set forth on Exhibit 2 hereto.

 Item 3:  Source and Amount of Funds or Other Consideration

     Working Capital for Oppenheimer, personal funds or margin purchases for the other accounts. The aggregate cost of the Shares beneficially owned by Oppenheimer is $ 6,761,996.14.

Item 4:   Purpose of Transaction

     The Shares held by Oppenheimer on behalf of each of the accounts named in Item 2 are for risk arbitrage and other investment activities in the ordinary course of Oppenheimer's business. The ownership of Shares described herein is not for the purpose of acquiring control of the Company. Oppenheimer, in the ordinary course of its risk arbitrage and general investment activities, may from time to time purchase additional Shares, or sell all or a portion of the Shares held by any of the accounts listed in Item 2.

     Except as set forth above, Oppenheimer has no present plans or intentions which would result in or relate to any of the transactions described in sub paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

     (a)  Aggregate number of Shares: 459,920
          Percentage:  7.7 %

     (b)  1. Sole power to vote or to direct vote: 459,920
          2. Shared power to vote or to direct the vote:  0
          3. Sole power to dispose or to direct the disposition: 459,920
          4. Shared power to dispose or to direct the disposition: 0

     (c)  Transactions during the past sixty days:    (See Exhibit 3)

          Except as set forth herein or in Exhibit 3 hereto, to the best knowledge of Oppenheimer, none of the persons listed in Exhibit 2 hereto beneficially owns any Shares or has effected any transactions in the Shares during the past sixty days.

     (d)  Not applicable

     (e)  Not applicable
PAGE

Item 6 : Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for any loan arrangements disclosed under Item 3 (which descriptions are incorporated by reference in this Item), neither Oppenheimer, nor to the best of Oppenheimer's knowledge, any of the persons listed in Exhibit 2 hereto, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Shares.

Item 7 :  Material to be filed as Exhibits

     (a) Information with respect to certain legal proceedings involving Oppenheimer - Exhibit 1

     (b) Information concerning the Executive Officers and Directors of Oppenheimer - Exhibit 2

     (c)  Transactions during the past sixty days - Exhibit 3

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated :   May 17, 1996

                                       /s/Mitchell A. Tanzman
                                       Mitchell Tanzman
                                       Managing Director

                                            Page 6 of 12
                          Exhibit 1

          Information With Respect to Certain Legal Proceedings
                     Involving Oppenheimer & Co., Inc.


In July 1991, Oppenheimer was fined $6,000 by the NASD based on findings that Oppenheimer violated the NASD's free-riding and withholding rules during the calendar year 1990.


On January 15, 1992 Oppenheimer consented to the entry of an order by the Securities and Exchange Commission. Under such order, the Commission found, without admission or denial by Oppenheimer, that Oppenheimer violated Section 17(a) of the Exchange Act and 17 C.F.R. SS 240.17a-3 and 240.17a-4 in connection with the offer, purchase or sale of certain unsecured debt securities issued by certain government sponsored enterprises. Under the order Oppenheimer was required to cease and desist from committing or causing any violation or future violations, pay a civil penalty in the amount of $25,000, and develop, implement, and maintain policies and procedures to ensure future compliance.


In a proceeding before the NASD entitled In the Matter of District Business Conduct Committee for District No. 3 vs. Oppenheimer and Donald Bruce Zweibel ("Zweibel") together ("Respondents"), it was alleged that Respondents violated Article III Section 1 of the Rules of Fair Practices by failing to inform a customer about gross commissions and management fees and for failure to advise the customer about capital gains and a tax consequence. In connection with an Offer of Settlement accepted by the NASD on December 17, 1992, Oppenheimer accepted the complaint in this proceeding as a statement of the nature of the charges, rule violations and proposed findings of fact to be made by the NASD, consented to a censure and a fine of $2,000. Zweibel was censured and fined $5,000.


On May 14, 1993, an Order was entered upon consent, by the Commissioner of Securities for the State of Alabama finding that Oppenheimer violated the Alabama Securities Act as a result of the transaction of business in Alabama as an investment adviser while unregistered. Without admitting or denying such findings, Oppenheimer agreed to pay restitution to certain Alabama customers and an administrative assessment of $3,000 to the State of Alabama. In addition, Oppenheimer agreed to exercise diligent supervision so as to ensure that its employees comply with the Alabama Securities Act.

In June, 1994, an administrative proceeding brought by the Division of Securities and Investment Protection, Department of Banking and Finance of the State of Florida, ("the Division") Department of Banking and Finance vs. John Jacobs, Jerry Slansky, Carl Chaleff and Oppenheimer and Co., Inc. was amicably settled by the execution of a Stipulation and Consent Agreement. The administrative proceeding alleged that inter alia, that John Jacobs, an account executive at Oppenheimer in its Chicago, Illinois branch office, engaged in unsuitable trading and entered unauthorized trades in the account of Sylvia Masteller, a Florida resident. Ms. Masteller instituted an arbitration which was settled in January, 1992 with a payment to her of $50,000. In October, 1993, the Department of Banking and Finance instituted the administrative
proceeding.   Without admitting or denying the allegations, respondent
John Jacobs agreed to reimburse the Division $2,500 in administrative costs and to withdraw his registration in the state of Florida. Jerry Slansky, Oppenheimer's Branch Manager in Chicago, from December, 1986, until June, 1988, agreed to reimburse the Division administrative costs of $2,500, and Carl Chaleff, Oppenheimer's Branch Manager in Chicago from June, 1988, to the present, also agreed to reimburse the Division administrative costs of $2,500. Oppenheimer agreed to reimburse the Division administrative costs of $2,000 and to pay $15,000 in additional
restitution to Ms. Masteller.   The Stipulation and Consent Agreement
includes an explanation and indication of the allegations, as follows: that Oppenheimer provided confirmations and monthly statements to Ms. Masteller; that Oppenheimer established and kept current certain supervisory procedures which were reasonably expected to prevent and detect securities laws violations; that Oppenheimer added staff personnel in the Chicago branch to aid in its supervisory efforts, and that three separate account reviews of Ms. Masteller's account were conducted in May, 1989, October, 1989, and December, 1989.

                              Exhibit 2

             Information Concerning the Executive Officers
                and Directors of Oppenheimer & Co., Inc.

The following sets forth as to each executive officer and director of Oppenheimer :(a) his name; (b) his business address; (c) his present principal occupation or employment; (d) to the best of Oppenheimer's knowledge, whether or not, during the last five years, such person was convicted in a criminal proceeding (excluding traffic violations or similiar misdemeanors); (e) to the best of Oppenheimer's knowledge, whether or not, during the last five years, such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

                                       Page 9 of 12
1.   (a)  Roger W. Einiger
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and Vice Chairman of Oppenheimer
          Director and Executive Vice President of Holdings
          Director and Executive Vice President of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

2.   (a)  Dennis E. Feeney
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President & Chief Financial Officer of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

3.   (a)  Antonio S. Fernandez
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director & Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

4.   (a)  Thomas Gallagher
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Vice Chairman of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

5.   (a)  Nathan Gantcher
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and President of Oppenheimer
          Director and President of Holdings
          Director and President of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

6.   (a)  Burton C. Hallowell
     (b)  P.O. Box 515, East Orleans, MA 02643
     (c)  Director of Oppenheimer; Director of Various corporations
     (d)  No
     (e)  No
     (f)  United States

7.   (a)  Robert I. Kleinberg
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c) Executive V.P., General Counsel & Secretary of Oppenheimer Vice President & Secretary of Holdings
          Vice President & Secretary of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

 8.  (a)  Stephen M. McGrath
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

9.   (a)  Seth Novatt
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

10.  (a)  Alan H. Rappaport
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

11.  (a)  Stephen Robert
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Director and Chairman of Oppenheimer
          Director and Chairman of Holdings
          Director and Chairman of Opco Partners
     (d)  No
     (e)  No
     (f)  United States

12.  (a)  Michael C. Stoddart
     (b)  65 Kingsway, London WC2B 6QT, United Kingdom
     (c)  Director of Oppenheimer
          Chairman of Electra Investment Trust PLC
     (d)  No
     (e)  No
     (f)  United Kingdom

13.  (a)  O. Lee Tawes
     (b)  Oppenheimer Tower, 200 Liberty Street, New York, NY 10281
     (c)  Executive Vice President of Oppenheimer
     (d)  No
     (e)  No
     (f)  United States

                               Exhibit 3

            Spreckels Industries, Inc., Class A Common Stock

                TRANSACTIONS DURING THE PAST SIXTY DAYS

                               PURCHASES

Date of Transaction  Amount of Shares       Price Per Share


05/09/96                114,000                  16.3125
05/09/96                20,000                   16.2500
05/14/96                25,000                   16.3125
05/15/96                1,200                    16.3125
05/15/96                800                      16.2500



                            SALES

None                    None                     None

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 17, 1996

                                       /s/Mitchell A. Tanzman
                                       Mitchell Tanzman
                                       Managing Director


H:..\MKATZ\13G\13D\SPRECKELS.596